UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number 001-40024

MicroAlgo Inc.

(Registrant’s Name)

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China, 518052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Completion of Share Capital Reduction

This report on Form 6-K is being furnished to announce the completion of the Company’s previously announced reduction of share capital. A copy of the notice of registration confirming the capital reduction, as published in the Hong Kong Special Administration Region, (the “Notice”), is attached as Exhibit 99.1 to this Report on Form 6-K.

Background

On July 2, 2025, MicroAlgo Inc. (the “Company”) held an Extraordinary General Meeting (“EGM”) where shareholders approved a series of resolutions to restructure the Company’s share capital. These resolutions included: (i) a share consolidation, (ii) an increase in the authorized share capital, (iii) a reduction of the share capital, and (iv) an amendment to the Company’s Memorandum and Articles of Association.

The initial steps of the reorganization, the share consolidation and increase in authorized capital, took effect on July 16, 2025, upon confirmation by the Registrar of Companies in the Cayman Islands (the “ROC”).

Share Capital Reduction Implementation

Under the Companies Act of the Cayman Islands, a reduction of share capital requires the confirmation of the Grand Court of the Cayman Islands (the “Court”). On September 16, 2025, the Court issued an order confirming the reduction of the Company’s share capital as approved by the shareholders.

In accordance with the Court’s directive, the Company submitted the order of the Court to the ROC for registration, and the reduction of share capital has now become effective. As confirmed by the Court, the capital reduction and reorganization entailed the following:

-	The par value of each issued share was reduced from US6.00 to US0.0000001.

-	The credit arising from this reduction was transferred to a distributable reserve account for the Company.

-	The authorized share capital of the Company was changed from US6,000,000,000 (divided into 1,000,000,000 shares) to US100 (divided into 1,000,000,000 shares).

The Court order further required the Company to publish a notice of the registration. In compliance with this directive, on October 10, 2025, the Company has caused the required notice to be published in the Cayman Gazette and in the Hong Kong Special Administrative Region. A copy of the publication in the Hong Kong SAR is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Copy of the Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroAlgo Inc.

/s/ Min Shu
Min Shu
Chief Executive Officer

Date: October 10, 2025

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